Exhibit 23.4

Consent of Laura Symmes
I hereby consent to the inclusion in this Annual Report on Form 10-K, which is being filed with the United States Securities and Exchange Commission, of references to my name and the information derived from the technical reports listed below (the “Technical Reports”):

1.	The amended and restated technical report titled “Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada” dated April 2, 2015, with an effective date of August 31, 2014; and

2.	The amended and restated technical report titled “Technical Report for the Fire Creek Project, Lander County, Nevada, Amended” dated March 2, 2018, with an effective date of November 30, 2017.
I also consent to the incorporation by reference in Klondex Mines Ltd.’s Registration Statement on Form S-8 (No. 333-215156), of references to my name and the information derived from the Technical Reports, which are included in the Annual Report on Form 10-K.

Dated: March 14, 2018
/s/ Laura M. Symmes, SME